                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                       PHILIPS INTERNATIONAL REALTY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718333 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/  Rule 13d-1(b)
         /_/  Rule 13d-1(c)
         /X/  Rule 13d-1(d)


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                                  SCHEDULE 13G


CUSIP NO. 718333 10 7

1.   NAME OF REPORTING PERSON
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Philips Group

     Philip Pilevsky
     Sheila Levine
     Merrick Holiday Corp.
     Palm Mile Corp.
     Fred Pilevsky
     Allen Pilevsky
     Philips Freeport Development Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                           (b) /_/

3.    SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.


NUMBER OF     5.        SOLE VOTING POWER   0
SHARES
BENEFICIALLY  6.        SHARED VOTING POWER   2,334,118
OWNED BY
EACH          7.        SOLE DISPOSITIVE POWER   0
REPORTING
PERSON WITH   8.        SHARED DISPOSITIVE POWER    2,334,118


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,334,118

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                         /_/


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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.03%

12.  TYPE OF REPORTING PERSON*

      OO


*    SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).    Name of Issuer:

              Philips International Realty Corp.


Item 1(b).    Address of Issuer's Principal Executive Offices:

              417 Fifth Avenue, New York, NY 10016


Item 2(a).    Name of Person Filing:

              The Philips Group


Item 2(b).    Address of Principal Business Office:

              417 Fifth Avenue, New York, NY 10016


Item 2(c).    Citizenship:

              Each member of The Philips Group is a citizen of the United
                States.


Item 2(d).    Title of Class of Securities:

              Common Stock


Item 2(e).    CUSIP Number:

              718333 10 7


Item 3.       Type of Reporting Person:

              Not applicable.


Item 4.       Ownership as of December 31, 1998:

              (a)       Amount beneficially owned:

                        2,334,118

              (b)       Percent of class:

                        25.03%

              (c)       Number of shares to which such person has:

                        (i)  sole power to vote or direct vote:

                              0

                        (ii) shared power to vote or direct vote:

                              2,334,118

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                        (iii) sole power to dispose or to direct the disposition
                                of:

                              0

                        (iv) shared power to dispose or direct the disposition
                               of:

                              2,334,118

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.


Item 7.       Identification and Classification of the Subsidiary Which Acquired
                 the Security Being Reported on by the Parent Holding Company.

              Not applicable.


Item 8.       Identification and Classification of Members of the Group.

              See Exhibit A attached hereto.


Item 9.       Notice of Dissolution of Group.

              Not applicable.


Item 10.      Certification.

              Not applicable.


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                                   SIGNATURES


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999                    /s/ Philip Pilevsky
                                            --------------------------------
                                            Philip Pilevsky
                                            Chairman of the Board and Chief
                                              Executive Officer


Dated: February 16, 1999                    /s/ Sheila Levine
                                            --------------------------------
                                            Sheila Levine
                                            Chief Operating Officer, Executive
                                              Vice President, Secretary and
                                              Director


Dated: February 16, 1999                    /s/ Fred Pilevsky
                                            --------------------------------
                                            Fred Pilevsky


Dated: February 16, 1999                    /s/ Allen Pilevsky
                                            --------------------------------
                                            Allen Pilevsky


Dated: February 16, 1999                    Merrick Holiday Corp.

                                            By: /s/ Philip Pilevsky
                                               -----------------------------
                                               Philip Pilevsky
                                               Chief Executive Officer


Dated: February 16, 1999                    Palm Mile Corp.

                                            By: /s/ Sheila Levine
                                               -----------------------------
                                               Sheila Levine
                                               Chief Executive Officer


Dated: February 16, 1999                    Philips Freeport Development Corp.


                                            By: /s/  Allen Pilevsky
                                               -----------------------------
                                               Allen Pilevsky
                                               Chief Executive Officer


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                                    Exhibit A

                                THE PHILIPS GROUP


                                                    NUMBER OF SHARES
        NAME                                       BENEFICIALLY OWNED*
        ----                                       -------------------

Philip Pilevsky                                        1,964,986

Sheila Levine                                           173,258

Merrick Holiday Corp.                                     569

Palm Mile Corp.                                          58,425

Fred Pilevsky                                            38,090

Allen Pilevsky                                           96,943

Philips Freeport Development Corp.                        1,847

TOTAL                                                   2,334,118


--------

* Includes limited partnership units redeemable for shares of Common Stock and vested options outstanding to purchase shares of Common Stock.



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                                    Exhibit B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Philips International Realty Corp.

Dated: February 16, 1999                    /s/ Philip Pilevsky
                                            --------------------------------
                                            Philip Pilevsky
                                            Chairman of the Board and Chief
                                              Executive Officer


Dated: February 16, 1999                    /s/ Sheila Levine
                                            --------------------------------
                                            Sheila Levine
                                            Chief Operating Officer, Executive
                                              Vice President, Secretary and
                                              Director


Dated: February 16, 1999                    /s/ Fred Pilevsky
                                            --------------------------------
                                            Fred Pilevsky


Dated: February 16, 1999                    /s/ Allen Pilevsky
                                            --------------------------------
                                            Allen Pilevsky


Dated: February 16, 1999                    Merrick Holiday Corp.

                                            By: /s/ Philip Pilevsky
                                               -----------------------------
                                               Philip Pilevsky
                                               Chief Executive Officer


Dated: February 16, 1999                    Palm Mile Corp.

                                            By: /s/ Sheila Levine
                                               -----------------------------
                                                Sheila Levine
                                                Chief Executive Officer


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Dated: February 16, 1999                    Philips Freeport Development Corp.


                                            By: /s/ Allen Pilevsky
                                               -----------------------------
                                               Allen Pilevsky
                                               Chief Executive Officer